News Release

Bema Signs Loan Agreements for up to US$425 Million for Kupol Mine Construction

Vancouver, December 6, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or “the Company”) is pleased to announce that Chukotka Mining and Geologic Corporation (“CMGC”) (owned 75% by Bema and 25% by the Government of Chukotka) has signed loan agreements for up to US$425 million of financing for the construction of the Kupol Mine. The loans consist of a Project Loan for up to US$400 million and a Corporate Loan for CMGC of US$25 million.

The Project Loan consists of two tranches. The first tranche is for US$250 million and is fully underwritten by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking ("SG CIB"). The second tranche for US$150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL (“Caterpillar”), Export Development Canada (“EDC”), International Finance Corporation (“IFC”) and Mitsubishi Corporation (“Mitsubishi”). Both tranches of the Project Loan will be administered by HVB, as Documentation and Facility Agent, and SG CIB, as Technical and Insurance Agent.

The US$250 million tranche will have a six and a half year term from drawdown, and the US$150 million tranche will have a seven and a half year term. The Project Loan is secured against the Kupol Mine and will be guaranteed by Bema until economic completion is achieved.

As part of the project equity contribution, CMGC has signed a subordinated loan for Kupol with the IFC for US$25 million. This facility, which will be non-recourse to Bema, will have an eight and a half year term from drawdown. As part of the loan agreement, Bema will issue 8.5 million share purchase warrants to the IFC, each warrant entitling the IFC to purchase one common share of Bema at a price of US$2.94 per share. Proceeds from the exercise of the warrants will be used to repay the loan.

The cost for the construction of the Kupol Mine (not including certain prior equity expenditures) is estimated at US$470 million and includes pre-production capital costs, working capital, financing fees and costs, interest and taxes. The breakdown of funding is as follows: of the US$400 million Project Loan, US$380 million is available to fund construction and US$20 million is set aside for contingencies; of the IFC Corporate Loan, US$19.5 million will be contributed towards construction costs and US$5.5 million will be set aside for interest payments. Bema’s remaining equity contribution to the project will be approximately US$53 million and the Government of Chukotka will be responsible for contributing approximately US$18 million of equity. Bema’s equity will be funded from a portion of the US$120 million equity financing completed on October 5, 2005.

Drawdown of the Project Loan and IFC Corporate Loan is expected in the first quarter of 2006. The material conditions precedent for drawdown are final construction permits for Kupol (expected in early 2006) and equity contributions from Bema and the Government of Chukotka.

HVB has also agreed to provide, at Bema’s option, a US$17.5 million cost overrun facility in addition to the Kupol Project Loan. In the event that Bema wishes to drawdown under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The conversion price of the notes will be a 35% premium to Bema’s average share price in the 20 trading days following the initial drawdown of the Project Loan.

Bema has completed a feasibility study for the Kupol project, demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The main construction years at Kupol will be 2006 and 2007. Bema is currently on budget and on schedule to commence production in mid 2008.

Endeavour Financial International Corporation acted as the financial advisor to Bema, and will receive a fee for providing assistance in structuring, sourcing, negotiation and closing of the Project Financing.

On Behalf of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For information on Bema Gold Corporation please visit our website at www.bema.com or contact Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371	604-681-8371
investor@bemagold.com	investor@bemagold.com

The Toronto and American Stock Exchanges neither approve nor disapprove the information contained in this News Release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.